[Crescent Capital Trust I Letterhead]



                                July 17, 2001


                                  VIA EDGAR




Sarah Hirsch
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Withdrawal of Form S-1
          Registration No. 333-86571-01

Dear Ms. Hirsch:

     Pursuant to Rule 477 of the Securities Act of 1933, Crescent Capital Trust I hereby applies to have its registration statement on Form S-1 (Registration No. 333-86571-01) be withdrawn in its entirety. We understand that this request for withdrawal will be deemed granted upon filing unless the staff notifies us within 15 calendar days to the contrary.

     The registration statement was last amended in December 1999. All sales efforts of the securities covered by the registration statement were discontinued no later than January 2000 due to adverse market conditions, and no securities were sold in connection with the offering conducted pursuant to the registration statement. As a result, we believe that withdrawal of the registration statement is consistent with the public interest.

                                   Sincerely,

                                   /s/ F. William Haacke, Jr.
                                   F. William Haacke, Jr.
                                   Administrative Trustee